United States Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: International Business Machines Corporation
Name of persons relying on exemption: Clean Yield Asset Management
Address of persons relying on exemption: 16 Beaver Meadow Rd, Norwich, VT 05055

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	International Business Machines Corporation Shareholders
RE:	Item No. 6 (“Stockholder Proposal Requesting a Public Report on the Use of Concealment Clauses”)
DATE:	March 23, 2022
CONTACT:	Molly Betournay, molly@cleanyield.com

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Clean Yield Asset Management is not able to vote your proxies, nor does this communication contemplate such an event. Clean Yield Asset Management urges shareholders to vote for Item No. 6 following the instructions provided on management's proxy mailing.

Clean Yield Asset Management urges shareholders to vote YES on Item No. 6 on the International Business Machines Corporation 2022 proxy ballot. The resolved clause states as follows:

Shareholders of International Business Machines Corporation (“IBM”) ask that the Board of Directors prepare a public report assessing the potential risks to the company associated with its use of concealment clauses in the context of harassment, discrimination and other unlawful acts. The report should be prepared at reasonable cost and omit proprietary and personal information.

Supporting Statement: Concealment clauses are defined as any employment or post-employment agreement, such as arbitration, nondisclosure or nondisparagement agreements, that IBM asks employees or contractors to sign which would limit their ability to discuss unlawful acts in the workplace, including harassment and discrimination.

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About Clean Yield Asset Management

Clean Yield Asset Management (“Clean Yield”) is an investment firm based in Norwich, VT, specializing in socially responsible asset management. We have filed this shareholder proposal on behalf of our client, the Jay Weisfeld Trust, a long-term shareholder in International Business Machines Corporation (“IBM”) because it appears that IBM has used concealment clauses in certain circumstances, and these may mask patterns of employment discrimination and, in doing so, put shareholder value at risk.

RATIONALE FOR SUPPORT OF THE PROPOSAL

Support for this resolution is warranted given the following:

1)	There are concerning findings of age discrimination at the highest levels at IBM, according to the EEOC.

2)	IBM’s use of concealment clauses poses risks for the Company and its investors.

3)	IBM’s practices appear to lag its peers.

4)	Investors benefit from accountability systems within companies.

5)	The use of concealment clauses can undermine beneficial diversity and inclusion programs.

There are concerning findings of a pattern of age discrimination at the highest levels at IBM, according to the EEOC.

According to the U.S. Equal Employment Opportunity Commission (“EEOC”), IBM has engaged in a pattern of age discrimination. In August 2020, the EEOC reported its findings that there was sufficient evidence to conclude that IBM engaged in a pattern of discrimination against older workers in which they were targeted in layoffs.

The Commission’s investigation reveals that Respondent [IBM Corporation] conducted Resource Actions analyzed by the EEOC between 2013 and 2018 that had an adverse impact on employees in the protected age group (PAG). The investigation uncovered top-down messaging from Respondent’s [IBM Corporation’s] highest ranks directing managers to engage in an aggressive approach to significantly reduce the headcount of older workers to make room for Early Professional Hires. Analysis shows it was primarily older workers (85.85%) in the total potential pool of those considered for layoff. Evidence uncovered older employees who were laid off and told that their skills were out of date, only to be brought back as contract workers, at a lower rate of pay with fewer benefits. EEOC received corroborating testimony from dozens of witnesses nationwide supporting a discriminatory animus based on age. … i

Materials surfaced through legal proceedings highlight that the discrimination was unabashed. A February 2022 New York Times article highlighted the following details from internal company communications:

“We discussed the fact that our millennial population trails competitors,” says one email from a top executive at the time. “The data below is very sensitive — not to be shared — but wanted to make sure you have it. You will see that while Accenture is 72% millennial we are at 42% with a wide range and many units falling well below that average. Speaks to the need to hire early professionals.”

“Early professionals” was the company’s term for a role that required little prior experience.

Another email by a top executive, appearing to refer to older workers, mentions a plan to “accelerate change by inviting the ‘dinobabies’ (new species) to leave” and make them an “extinct species.”

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A third email refers to IBM’s “dated maternal workforce,” an apparent allusion to older women, and says: “This is what must change. They really don’t understand social or engagement. Not digital natives. A real threat for us.”ii

The EEOC finding of age discrimination coupled with the egregious communications by IBM employees at the highest levels directly undermines the credibility and sincerity of IBM’s statement that “IBM does not tolerate discrimination and harassment.”

There have been other recent findings of workplace discrimination at IBM:

•	In September 2021, the Department of Labor’s Office of Federal Contract Compliance Programs (OFCCP) found that IBM US Public Service GBS engaged in pay discrimination against 115 female project managers.iii

•	In April 2021, a jury awarded $11.1 million to a manager to who was wrongfully fired after raising claims of racial discrimination in compensation.iv This settlement followed a June 2020 report that IBM allegedly paid $2.4 million over allegations of race discrimination in sales commissions.[v]

•	In May 2020, IBM agreed to pay $80,000 to settle pregnancy discrimination claims.vi

IBM’s use of concealment clauses creates an unknown level of risk for investors.

IBM acknowledges in its opposition statement to the proposal that it “may” use confidentiality agreements in “settlements of lawsuits, or as part of voluntarily agreed exit agreements.” The use of such agreements as part of arbitration outcomes is a special concern.

Notably, while IBM states in the opposition statement that it does not require arbitration as a condition of employment, it fails to acknowledge the use of arbitration clauses in post-employment agreements.

According to The New York Times, in 2014 the company also began instituting mandatory arbitration on discrimination claims in order to receive severance packages.vii Former employees are pursuing legal action against IBM in relation to its use of arbitration clauses.viii

Shareholders are unable to assess the breadth of discrimination and related risks within IBM given the company’s apparent use of concealment clauses.

The Proponent believes that the use of concealment clauses poses risks to the Company and its investors. These include the following:

Risks associated with a shifting legislative landscape

IBM is currently operating under a patchwork of state and international laws. California has prohibited agreements settling sexual discrimination, harassment, and assault claims from including limits on the disclosure of factual information related to the claims. In January 2022, the “Silenced No More” Act went into force. This Act extended existing protections to claims based on race, age, disability, and all other protected categories.ix As a part of that legislation, California employees are required to have the following sentence placed in all employment contracts: “Nothing in this agreement prevents you from discussing or disclosing information about unlawful acts in the workplace, such as harassment or discrimination or any other conduct that you have reason to believe is unlawful.”

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The laws that protect arbitration are actively under review at the state and federal level. At the federal level, it is possible that the Forced Arbitration Injustice Repeal (FAIR) Act will gain enough support to be enacted. The Act was reintroduced in early 2021 after having been passed by the U.S. House in September 2019, by a bipartisan vote of 225 to 186. The FAIR Act would prohibit companies from using pre-dispute arbitration agreements in all employment, civil rights, consumer and antitrust cases. In February 2022, the Ending Forced Arbitration of Sexual Assault & Sexual Harassment Act passed through the Senate with strong bipartisan support.x

Additionally, a number of states, including Maine, New York, and Washington, have been advancing whistleblower protections that might allow employees to circumvent the confidentiality requirements often imposed by the arbitration process. California law requires that an employee agree “voluntarily and affirmatively” to enter into an agreement to arbitrate employment-related claims and bars retaliation against an employee who declines.xi

Risks associated with a possible surge in claims

IBM’s ongoing use of concealment clauses creates the risk of a sudden surge of claims against the company, should the laws change or a successful workaround be found. When previously hidden discrimination or harassment problems surface, multiple employees may step forward at once, creating a sudden and significant brand liability. Allegations of harassment or discrimination, once released, may significantly disrupt business operations and undermine long-term business strategies, as occurred at Activision, 21st Century Fox, Alphabet, CBS, Intel, Nike, Pinterest, Texas Instruments, Walt Disney, Wynn Resorts, and many others.

Harm to relationship with employees

Employees have protested the use of arbitration or other concealment clauses at a number of technology companies, including Activision, Airbnb, eBay, Meta, Pinterest, and Riot Games.xii For years, Activision Blizzard reportedly withheld information from its board of directors about sexual misconduct complaints, leading, once the problems surfaced, to significant negative press attention; several government lawsuits alleging Activision Blizzard permitted a culture of sexual harassment, abuse, and discrimination; and multiple employee walkouts. Since the controversy erupted, the company ended its use of forced arbitration in sexual harassment and discrimination claims.xiii

After 20,000 Google employees participated in a walkout to protest the practice, Google agreed to stop requiring arbitration of employment-related claims, following an earlier agreement not to use it for sexual harassment claims.xiv

Harm to brand perception

The use of concealment clauses for discrimination and harassment claims has generated significant controversy, as the #MeToo and racial justice movements call attention to how provisions limiting workers’ (or former workers’) ability to speak freely about their experiences can perpetuate abuse and protect predators. Organized groups of tech workers, members of Congress, and political candidates have all expressed opposition to mandatory arbitration and nondisclosure agreements; press coverage has been abundant.xv

Risk of litigation

In 2020, in violation of their signed nondisclosure agreements, a number of workers spoke to the press about experiences of racism and discriminatory pay at Pinterest.xvi Pinterest then paid $22.5 million to settle a gender discrimination lawsuit brought by a former executive, and hundreds of employees stopped work in protest.xvii Shareholders ultimately sued Pinterest executives, alleging a breach of fiduciary duty by “perpetrating or knowingly ignoring the long-standing and systemic culture of discrimination and retaliation.”xviii As part of its shareholder settlement agreement, Pinterest pledged $50 million to overhaul its workplace culture and promote diversity, and it agreed to release former employees from nondisclosure agreements.xix

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IBM’s practices appear to lag its peers.

Technology companies, with which IBM may compete for recruitment and hiring, have moved away from the use of employee arbitration in claims of harassment or discrimination, or they have never required its use. Adobe, Airbnb, Google, Intel, Microsoft, Salesforce, and Uber, among others, have relaxed or do not use these policies.xx Tech companies Pinterest,xxi Expensify,xxii and Twilio have agreed to add to all of their employment agreements language that ensures workers can speak up about issues of harassment, discrimination, or any illegal activity by adopting the language required by California law in all employment contracts.

Investors have particular reason to be concerned with IBM, where former employees are filing claims alleging that confidentiality provisions in the company’s arbitration agreements required to receive a severance package violate fair labor practices and have filed charges accordingly with the National Labor Relations Board.xxiii

Investors benefit from accountability systems within companies.

Intrinsic to investments in public companies is the risk that company managers’ goals do not align with those of the company’s investors. Concealment clauses also provide advantages to managers and executives who wish to limit their own accountability and keep their actions hidden from external stakeholders; concealment clauses mask from external parties true workplace conditions, increasing the risk of diverging investor and manager goals.

The use of concealment clauses raises concerns that corporate managers are operating with a sense of impunity, and rather than relying on the successful implementation of best practices, they may be relying on the ability of arbitration, nondisclosure agreements, and nondisparagement agreements to mask failures in their internal systems.

The power imbalance between a well-funded company with a legal team and a single employee with limited resources and a reliance on their paycheck is easily identified. If investors wish to have confidence that employees will call out harassment and discrimination, particularly in those instances that are not extreme but remain unacceptable, this uneven power dynamic must be addressed. Mandatory arbitration and nondisclosure agreements, by reducing employees’ ability to share their own experiences, reduce their autonomy and self-determination in the face of harassment and discrimination. Investors should seek to reduce the barriers that employees confront when seeking access to a fair and equitable hearing of claims.

Similarly, investors benefit from the use of transparency mechanisms that allow them to track and monitor corporate performance and business issues in a timely manner. Concealment clauses unnecessarily block investors from awareness and understanding of illegal workplace activity. Without transparency, investors may be left in the dark about key performance issues that impact shareholder value.

Concerns specific to mandatory arbitration

Judicial opinions recount the factual basis of disputes and the legal analysis upon which their decisions are based. That can be helpful information to an investor. In contrast, most arbitral decisions are not published and are known only to the parties or released by the decision of the arbitrator, not at the option of the affected employee. Although some states require arbitration providers to disclose limited information about the disputes they resolve, these often include only the parties involved, the type of dispute, the final disposition, and the arbitrator’s name.

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Concerns specific to nondisclosure and nondisparagement agreements

In general, nondisclosure and nondisparagement agreements are often broadly worded to keep an employee, ex-employee, or contractor from speaking up about corporate culture or reporting information that would portray the company and its executives in a negative light. In California, effective January 1, 2022, the “Silenced No More Act” impacts settlement agreements, employment agreements, and separation agreements and allows California-based workers to speak openly about discrimination, harassment, assault, and other unlawful conduct regardless of language that might be contained in nondisclosure and nondisparagement agreements. Specifically, any new agreements must now include a provision stating that “Nothing in this agreement prevents you from discussing or disclosing information about unlawful acts in the workplace, such as harassment or discrimination or any other conduct that you have reason to believe is unlawful.”

The California law means that workers at the same company, particularly a global company, could be subject to wildly different protections depending on their location. This patchwork effect could make it far more difficult for a company to institute appropriate corporate governance policies and practices and effectively monitor the workplace for evidence of discrimination, harassment, and other unlawful acts.

The use of concealment clauses can undermine beneficial diversity and inclusion programs.

In February 2018, attorneys general from all 50 states signed a letter calling for the end of mandatory arbitration in sexual harassment cases. They stated, “[C]oncerns arise from the secrecy requirements of arbitration clauses, which disserve the public interest by keeping both the harassment complaints and any settlements confidential. … Ending mandatory arbitration of sexual harassment claims would help to put a stop to the culture of silence that protects perpetrators at the cost of their victims.”xxiv

Significant concerns about arbitration’s appropriateness as a forum for handling discrimination cases have been raised by the EEOC, the U.S. Government Accountability Office, and FINRA. For instance, in 2016, the legal counsel at the EEOC observed that “The EEOC’s stance has always been that mandatory arbitration of employment discrimination is bad: the secrecy, the lack of precedent.”xxv

Investors benefit from diverse and inclusive workplaces

There is strong evidence that companies with diverse teams are better managed, have stronger long-term growth prospects, and may enjoy higher share value. These studies include the following:

Credit Suisse, in a study of over 3,000 companies, found that companies with women representing more than 20% of managers have had greater share price increases over the past decade than those companies with lower representations of women in management.xxvi

McKinsey has found that companies in the top quartile for gender diversity in corporate leadership were 21% more likely to have above-average profitability, compared to those companies in the bottom quartile. Similarly, leaders in racial and ethnic diversity were 33% more likely to outperform industry peers on profitability than companies in the bottom quartile.xxvii

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A 2019 study of the S&P 500 by The Wall Street Journal found that the 20 most-diverse companies had an average annual five-year stock return that was 5.8% higher than the 20 least-diverse companies.xxviii

Identified benefits of diverse teams include access to top talent, better understanding of consumer preferences, a stronger mix of leadership skills, more-informed strategy discussions, and improved risk management. Diversity – and the different perspectives it encourages – has also been shown to encourage more-creative and innovative workplace environments.xxix

Of particular relevance to IBM, a strong link seems to exist between diversity and innovation revenue. BCG has found that, after surveying 1,700 companies, companies with above-average diversity produced significantly greater percentages of revenue from products or services launched within the previous three years than those with below-average diversity.xxx BCG also found that companies with above-average diversity had EBIT margins nine percentage points higher than those with below-average diversity.xxxi

In contrast, it is reasonable to believe that companies where harassment and discrimination exist may experience reduced employee morale and productivity, increased absenteeism, challenges in attracting talent, and difficulties in retaining talent. Employees directly experiencing workplace discrimination are also more likely to experience anxiety and depression, potentially hindering their ability to contribute in the workplace.xxxii The implications of an exclusive or hostile workplace go beyond directly impacted employees: In a Deloitte study, 80% of surveyed full-time employees said that inclusion was an important factor in their employer choice. Seventy-two percent said that they would consider leaving an employer for a more inclusive work environment.xxxiii

CONCLUSION

While the company asserts that it uses concealment clauses only in limited circumstances and that it has a “safe and productive work environment,” the EEOC’s findings of age discrimination at IBM, coupled with related lawsuits on behalf of former employees, suggest that IBM’s use of concealment clauses may be obfuscating concerning employment practices and, in doing so, putting shareholder value at risk.

It is essential that the Board, in its responsibility to represent the best interests of shareholders, assess the implications of IBM’s use of concealment clauses and the sufficiency of its current oversight of these policies. Investors are not benefited by the ongoing use of a practice that is strongly associated with discriminatory workplaces, obscures true workplace conditions, reduces the capabilities of its employees, and carries with it brand, legal, and human capital risks.

For questions regarding Item No. 6, please contact Molly Betournay, Clean Yield Asset Management, molly@cleanyield.com, (802)-526-2525.

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i https://s3.documentcloud.org/documents/7206573/2020-09-02-IBM-LOD-Amended-Final-1-003.pdf

ii https://www.nytimes.com/2022/02/12/business/economy/ibm-age-discrimination.html

iii https://www.dol.gov/sites/dolgov/files/OFCCP/foia/files/2021093-IBM-R00207936-MA-CA-Redacted.pdf

iv https://www.hrdive.com/news/jury-awards-11m-to-ibm-manager-fired-after-reporting-discrimination/598983/

v https://wraltechwire.com/2020/06/17/report-ibm-settles-lawsuit-with-black-software-salesman-over-2-4m-in-commissions/

vi https://www.law360.com/articles/1235969/ibm-inks-80k-deal-to-settle-ex-worker-s-pregnancy-bias-suit

vii https://www.nytimes.com/2022/02/12/business/economy/ibm-age-discrimination.html

viii Ibid.

ix https://www.marketwatch.com/story/silenced-no-more-act-becomes-law-in-california-crippling-ndas-11633705395

x https://www.jdsupra.com/legalnews/congress-passes-bipartisan-ending-2996666/

xi https://www.natlawreview.com/article/california-governor-signs-legislation-outlawing-mandatory-arbitration-agreements

xii https://www.theguardian.com/media/2021/oct/20/netflix-employees-activism-walkout-dave-chappelle-controversy

xiii https://www.theverge.com/2021/10/28/22750450/activision-blizzard-ends-forced-arbitration-bobby-kotick-paycut

xiv https://www.cnbc.com/2018/11/19/google-facebook-airbnb-employees-can-now-sue-over-sexual-harassment.html

xv E.g., https://www.newsweek.com/hollywoods-times-campaign-forced-arbitrationnon-disclosure-agreements-768539; https://www.nytimes.com/2018/11/09/technology/facebook-arbitration-harassment.html; https://www.nytimes.com/2018/11/14/opinion/arbitration-google-facebook-employment.html; https://www.bloomberg.com/news/articles/2018-11-08/google-changes-policies-on-sexual-misconduct-after-staff-walkout; https://www.bloomberg.com/opinion/articles/2019-06-12/forced-arbitration-enables-sexual-harassment; https://www.theguardian.com/commentisfree/2019/jan/08/forced-arbitration-sexual-harassment-metoo; https://www.washingtonpost.com/business/why-companies-now-want-harassment-out-in-the-light/2021/06/08/2c2c5884-c8ce-11eb-8708-64991f2acf28_story.html

xvi https://www.theverge.com/2020/9/11/21429619/pinterest-workplace-discrimination-finance-team-unequal-culture-bias

xvii https://www.nytimes.com/2020/12/14/technology/pinterest-gender-discrimination-lawsuit.html and https://www.washingtonpost.com/technology/2020/07/03/pinterest-race-bias-black-employees/

xviii https://www.institutionalinvestor.com/article/b1phvnsfffr2bp/Retirement-System-Sues-Pinterest-Board-and-Execs-Over-Discrimination

xix https://www.nytimes.com/2021/11/24/technology/pinterest-discrimination-settlement.html

xx https://forcetheissue.org/

xxi https://www.protocol.com/pinterest-silenced-no-more-act

xxii https://www.protocol.com/expensify-ceo-silenced-no-more

xxiii https://www.bloomberg.com/news/articles/2021-11-18/ibm-arbitration-gag-rules-are-illegal-fired-workers-say?sref=AgsaEEIU

xxiv http://myfloridalegal.com/webfiles.nsf/WF/HFIS-AVWMYN/$file/NAAG+letter+to+Congress+Sexual+Harassment+Mandatory+Arbitration.pdf

xxv https://time.com/4540111/arbitration-clauses-sexual-harassment/#:~:text=%E2%80%9CThe%20EEOC's%20stance%20has%20always,%2C%E2%80%9D%20says%20the%20EEOC's%20Mastroianni.&text=The%20arbitration%20system%20has%20expanded,many%20argue%20are%20good%20reasons

xxvi https://www.cnbc.com/2019/10/14/female-leaders-may-boost-share-price-performance-credit-suisse-says.html

xxvii https://www.mckinsey.com/business-functions/organization/our-insights/delivering-through-diversity

xxviii https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

xxix https://images.forbes.com/forbesinsights/StudyPDFs/Innovation_Through_Diversity.pdf

xxx https://www.forbes.c om/sites/forbesinsights/2020/01/15/diversity-confirmed-to-boost-innovation-and-financial-results/

xxxi https://www.bcg.com/en-us/publications/2018/how-diverse-leadership-teams-boost-innovation.aspx

xxxii https://www.apa.org/news/press/releases/stress/2015/impact

xxxiii https://www2.deloitte.com/content/dam/Deloitte/us/Documents/about-deloitte/us-about-deloitte-inclusion-survey.pdf

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